November 13, 2017

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Bryan Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aspen REIT, Inc.

Offering Statement on Form 1-A
Filed November 13, 2017
CIK No. 0001694997

Dear Mr. Garrison and Mr. Hough:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we are filing this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated October 24, 2017 (the “Comment Letter”) related to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-11 that was confidentially submitted to the Commission on October 3, 2017.

In addition, as discussed with the Staff, at the current time, in lieu of continuing with its registration on Form S-11, the Company has filed an Offering Statement on Form 1-A (the “Offering Statement”).

The Offering Statement has been revised to respond to the comments of the Staff set forth in the Comment Letter, reflect any necessary changes resulting from the change in form of offering document from a registration statement on Form S-11 to an offering statement on Form 1-A, as well as for other changes that are intended to update, clarify and render more complete the information previously included in Amendment No. 1 to the Confidential Draft Registration Statement on Form S-11.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. The responses follow each comment and where applicable, include page references to the Offering Statement indicating where disclosure has been added in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business

Restrictive covenants in our loan agreement contain provisions limiting our ability, page 26

1.                                      We note that your revised disclosure appears to indicate that the transfer of your publicly held shares may not be permitted if Mr. De Baets and Ms. Jaruthavee no longer meet certain ownership levels.  Please revise the risk factor to clarify the potential limitations on the transferability of your publicly held shares.

In response to this comment, the Company advises the Staff that it has revised its disclosure on page 25 of the Offering Statement under the caption “Risk Factors—Risks Related to Our Business—Restrictive covenants in our loan agreement contain provisions limiting (1) our ability to issue shares of common stock in the future and (2) transfers of ownership interests by certain holders” to clarify the potential limitations on the transferability of our publicly held shares and operating partnership units.

Use of Proceeds, page 47

2.                                      We note your response to comment 12 and your additional disclosure regarding the factors considered in determining your initial public offering price and the fact that no appraisals of the St. Regis Aspen Resort have been obtained.  Please revise your disclosure to set forth the principle followed in determining your purchase price for the St. Regis Aspen Resort, which you intend to acquire pursuant to the contribution transactions, and disclose the name of the person making such determination.  Please see Instruction 5 to Item 504 of Regulation S-K and Item 23 of Form S-11.

In response to this comment, the Company advises the Staff that it has added the requested disclosure on pages 118 and 120 of the Offering Statement under the captions “The Structure and Formation of Our Company—Our Structure,” and “Certain Relationships and Related Transactions—Material Benefits to Related Parties—Stephane De Baets,” respectively.

Certain Relationships and Related Transactions

Related Person Transaction Policy, page 119

3.                                      We note your response to comment 19.  Please also include disclosure responsive to Item 25(b) of Form S-11.

In response to this comment, the Company advises the Staff that it has revised its disclosure on page 122 of the Offering Statement under the caption “Certain Relationships and Related Transactions—Related Person Transaction Policy.”

Index to Financial Statements

315 East Dean Associates, Inc. for the year ended December 31, 2016

Note 1 — Description of business and summary of significant accounting policies

SVO receivables, page F-28

4.                                      We have considered your response to comment 20.  Please expand on the nature of your relationship with SVO and its successor.  In your response, please tell us the types of services you provide to SVO and its successor, and explain to us whether these services are provided by you at cost or include a markup.  In addition, please tell us the total amount of reimbursable services that were provided for each period presented in your annual and interim financial statements.  Finally, please clarify for us how you have accounted for these services, and to the extent you have accounted for them on a net rather than gross basis, explain how you have applied the guidance in ASC Topic 605-45.

The Company’s predecessor, 315 East Dean Associates, Inc. (the “Predecessor”), has a contractual arrangement with a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (the “Hotel Manager”) to manage the St. Regis Aspen Resort (the “Hotel”). Under the hotel management agreement, the Hotel Manager supplies employees to operate the Hotel, and the Predecessor pays for the full cost of such employees, in addition to paying for all other operating costs of the Hotel (such as utilities, property taxes and maintenance and repairs).

Located on the same lot but separate from the Hotel are condominium units owned and operated separately from the Hotel (known as the “Residence Club”). Historically, the Residence Club was owned and operated by the Hotel Manager. In May 2016, the Hotel Manager sold the Residence Club to a third party, but the Hotel Manager was retained to manage the Residence Club as well. The Hotel Manager has a separate contractual arrangement with the owner of the Residence Club to provide hospitality services to the Residence Club, such as providing front desk and concierge support, housekeeping services and food and beverage services. The Hotel Manager is responsible for the management and operation of the hospitality services, and at its discretion may perform the services itself, hire personnel to perform the services, or procure providers to perform the services. The Residence Club is obligated to pay for the full costs of such services. The Hotel Manager and the Residence Club acknowledge that any such employees may be the Hotel Manager’s employees that are engaged in the operation of the Hotel, and that the Hotel Manager will assess the Residence Club on behalf of the Predecessor a portion of such shared employee’s full cost of employment, since the Predecessor initially pays the costs of such Hotel personnel. The Hotel Manager determines the cost share allocation. The Predecessor does not provide these hospitality services to the Residence Club, and the cost refunded to the Company is not marked up.

In addition to employee related services provided by the Hotel Manager, the Predecessor incurs cash expenditures at the direction of the Hotel Manager related to the operations of the Residence Club, such as cable and telephone services, utilities and insurance. In accordance with the Company’s hotel management agreement, the

Hotel Manager also allocates a portion of those costs to the Residence Club and refunds the Predecessor for the reimbursement.

Further, the Predecessor has agreed to provide access to the Hotel’s pool and fitness center to the Residence Club under a separate agreement. However, the fee received from the Residence Club for such access is immaterial.

The Company concluded the primary obligor in the arrangement with the Residence Club is the Hotel Manager, as the Hotel Manager is responsible to provide the hospitality services to the Residence Club based on its agreement with the Residence Club, other than access to certain amenities as noted above. The cash expenditures paid for by the Predecessor that benefit the Residence Club are refunded to the Predecessor at cost and the Company does not receive any benefit from or incur any obligation to the Residence Club. Under ASC Topic 605, the hospitality services are accounted for on a net basis in the Company’s capacity as agent facilitating the services provided by the Hotel Manager for the Residence Club. For the nine months ended September 30, 2017 and the year ended December 31, 2016, total amounts refunded to us were $3.0 million and $3.6 million, respectively.

In response to this comment, the Company advises the Staff that it has revised its disclosure on pages 62, F-10 and F-29 of the Offering Statement under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Significant Estimates—Residence Club Receivable,” “315 East Dean Associates Inc. (Aspen REIT, Inc. Predecessor) Unaudited Interim Financial Statements—Notes to the Financial Statements—Note 1—Description of business and summary of significant accounting policies—Residence Club Receivable” and “315 East Dean Associates Inc. (Aspen REIT, Inc. Predecessor) Financial Statements—Notes to the Financial Statements—Note 1—Description of business and summary of significant accounting policies—Residence Club Receivable,” respectively to clarify the nature of the Company’s relationship with the Residence Club.

We appreciate the Staff’s review of the Offering Statement. If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8332.

Sincerely,

/s/ Andrew S. Epstein

cc:                                Jeffrey Lewis, Securities and Exchange Commission

Robert Telewicz, Securities and Exchange Commission

Stephane De Baets, Aspen REIT, Inc.

Michael W. Wirth, Aspen REIT, Inc.

Jay L. Bernstein, Clifford Chance US LLP

Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP